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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                  SCHEDULE TO
                                  (Rule 13e-4)

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           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

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                             PORTAL SOFTWARE, INC.
                       (Name of Subject Company (Issuer))

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                             PORTAL SOFTWARE, INC.
                       (Name of Filing Person (Offeror))

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      Certain Options to Purchase Common Stock, Par Value $.001 Per Share,
              Having an Exercise Price Per Share of $5.00 or More
                         (Title of Class of Securities)

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                                  736126 10 3
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

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                            Mitchell L. Gaynor, Esq.
                 Vice President, General Counsel and Secretary
                             Portal Software, Inc.
                           10200 S. De Anza Boulevard
                          Cupertino, California 95014
                                 (408) 572-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                             Timothy R. Curry, Esq.
                        Brobeck, Phleger & Harrison LLP
                             Two Embarcadero Place
                                 2200 Geng Road
                          Palo Alto, California 94303
                                 (650) 424-0160

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]
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     The filing of this Amendment No. 1 to Schedule TO shall not be construed as an admission by Portal Software, Inc. that the Offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

                             Introductory Statement

     This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on July 9, 2001, as amended, relating to our offer to exchange certain options to purchase shares of our common stock, par value $.001 per share, having an exercise price per share of $5.00 or more for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated July 9, 2001, and the related Election Form.

Item 12.  Exhibits.

     A. The second paragraph under question number 27 of the Summary Term Sheet of Exhibit (a)(1) to the Schedule TO, is hereby amended in its entirety to read as follows:

          "Although we do not currently intend to do so, we may, in our discretion extend the Offer at any time. If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the next business day following the previously scheduled expiration of the Offer period. (Page 43)"

     B. The fourth paragraph of Section 16 of Exhibit (a)(1) to the Schedule TO, is hereby amended in its entirety to read as follows:

          "Amendment to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change."

     C. The fourth paragraph of Section 19 of Exhibit (a)(1) to the Schedule TO, is hereby deleted in its entirety.

     D. Exhibit (a)(19) to this Amendment is hereby filed as Exhibit (a)(19) to the Schedule TO.

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                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                  Portal Software, Inc.


                                  /s/     Mitchell L. Gaynor
                                      --------------------------
                                  Mitchell L. Gaynor
                                  Vice President, General Counsel and Secretary

Date: July 24, 2001

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                               Index to Exhibits
    Exhibit
    Number         Description
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(a)(19)        -   Notice of Amendment to Offer to Exchange dated July 24, 2001.